Exhibit 99.1

Bright Scholar Provides Update on New Regulations in China

FOSHAN, China, July 30, 2021 /PRNewswire/ – Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, announced that, on July 24, 2021, China's official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the "Opinion"), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services for students from grade 1 through grade 9 in China. The Opinion may also be interpreted in a manner that will be applied to after-school tutoring for grades from 10 through 12.

Bright Scholar has very limited exposure to after-school tutoring from grade 1 through grade 9, and we currently do not expect that the abovementioned Opinion will have a material impact on our business.

Bright Scholar’s key growth engines are built upon a diversified portfolio of businesses. Our complementary business focuses on all-round education services, including overseas study counselling, study tours and camps. Our ed-tech business focuses mainly on online careers counselling, online academic Olympiad training, and online international schools for high school students or above. In addition to domestic businesses (including K-12 schools), our overseas business, currently rebranded as CATS Global School, covers independent and international boarding schools, an Arts University, English language training institutions, and a variety of summer programs which serve students from over 100 nationalities in 16 locations across the United Kingdom, the United States, Canada and China.

The Company will follow the spirit of the Opinion, continue to monitor the latest regulatory updates, and seek to comply with relevant rules and regulations in our business operations.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2021, Bright Scholar operated 107 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507